UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 28, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission file number: 1-16725

The Principal Select Savings Plan for Individual Field

(Full title of the plan)

Principal Financial Group, Inc.

(Name of Issuer of the securities held pursuant to the plan)

711 High Street

Des Moines, Iowa 50392

(Address of principal executive offices) (Zip Code)

Report of Independent Registered Public Accounting Firm

To the Plan participants and the Benefit Plans Administration Committee

Principal Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Individual Field (the Plan) as of December 28, 2022 and December 31, 2021, and the related statement of changes in net assets available for benefits for the period of January 1, 2022 through December 28, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 28, 2022 and December 31, 2021, and the changes in its net assets available for benefits for the period of January 1, 2022 through December 28, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since at least 2001, but we are unable to determine the specific year.

/s/ Ernst & Young LLP

Des Moines, Iowa

June 26, 2023

The Principal Select Savings Plan for Individual Field

Statements of Net Assets Available for Benefits

	December 28,	December 31,
	2022	2021
Assets
Investments at fair value:
Unallocated investment options:
Deferred income annuity	$—	$453,365
Guaranteed interest accounts	—	874,999
Separate accounts	—	217,443,584
Principal Financial Group, Inc. Employee Stock Ownership Plan	—	23,375,693
Collective investment trusts	—	37,572,461
Self-directed brokerage account	—	1,313,383
Total invested assets at fair value	—	281,033,485
Plan interest in Master Trust Investment Account at contract value	—	23,500,353
Total investments	—	304,533,838

Receivables:
Notes receivable from participants	—	1,467,625
Total receivables	—	1,467,625
Net assets available for benefits	$—	$306,001,463

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Statement of Changes in Net Assets Available for Benefits

For the Period
from January 1,
2022 to
December 28,
2022
Additions
Investment income (loss):
Interest	$12,886
Dividends	751,603
Net depreciation of investments	(47,936,446)
Interest in Master Trust Investment Account	360,465
Total investment loss	(46,811,492)

Interest income on notes receivable from participants	74,715

Contributions:
Employer	3,042,386
Participants	7,869,171
Transfers from affiliated and unaffiliated plans, net	2,244,293
Total contributions	13,155,850
Total additions	(33,580,927)

Deductions
Benefits paid to participants	28,002,705
Transfer related to plan merger	244,283,407
Administrative expenses	134,424
Total deductions	272,420,536
Net decrease	(306,001,463)

Net assets available for benefits at beginning of year	306,001,463
Net assets available for benefits at end of year	$—

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements

1. Significant Accounting Policies

Basis of Accounting

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) were maintained on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Valuation of Investments and Income Recognition

Investments held by the Plan were stated at fair value, which is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Interest income was recorded as earned. Dividends were recorded on the ex-dividend date. Net appreciation (depreciation) included the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

The notes receivable from participants were reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants was recorded when earned.

Payment of Benefits

Benefits were recorded when paid.

Risks and Uncertainties

The Plan invested in various investment securities. The investment securities were exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan

The Plan was a defined contribution 401(k) plan that was established January 1, 1985. The Plan was available to agents holding a Career Agent Contract and financial representatives with Principal Life Insurance Company (Principal Life) or its affiliates (the Company) who met eligibility requirements. The Plan Sponsor was Principal Financial Group, Inc. (PFG), the ultimate parent of Principal Life. Effective December 28, 2022, the Plan merged into the Principal Select Savings Plan for Employees.

Information about the Plan, including eligibility, and benefit provisions is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from Principal Life’s Human Resources Benefits Department or the Company’s intranet. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Administrator was responsible for the control and administration of the Plan. The Plan Administrator was the Benefit Plans Administration Committee (BPAC). For the purposes of investment and protection of Plan assets, the named fiduciary of the Plan was the Benefit Plans Investment Committee. The Plan was funded through a trust fund that holds group annuity contracts issued by Principal Life and collective investment trusts (CITs) issued by Principal Global Investors Trust Company (PGITC), an indirect wholly owned affiliate of PFG. The PFG Employee Stock Ownership Plan (ESOP), which consisted of common stock of PFG, was held in a separate trust. The Trustees of the Trust that held the group annuity contracts and CITs were employees of Principal Life. Bankers Trust was the Trustee of the Trust that held PFG common stock in the ESOP. Delaware Charter Guarantee & Trust Company, doing business as Principal Trust Company, an affiliate of PFG, was the Directed Trustee of the self-directed brokerage account (SDBA). Principal Life was the recordkeeper of the Plan.

Contributions

On January 1, 2006, the Company made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the Plan and forgo receipt of the additional benefits offered by amendments to the Plan. The participants who elected to retain the prior benefit provisions were referred to as “Grandfathered Choice Participants.”

Matching contributions for participants other than Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8% of eligible pay-period compensation.

Participant Accounts

Each participant’s account was credited with the participant’s contributions and the Company’s matching contributions. The participant’s account also received an allocation of plan earnings and administrative expenses. Plan earnings were allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses were based on the participant’s account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Investment mapping of participant accounts from the Plan remained the same once merged into the Principal Select Savings Plan.

Vesting

Participants were eligible for immediate entry into the Plan with vesting at 100% after three years. The funds accumulated along with interest and investment return and were available for withdrawal by participants at retirement, termination, or when certain withdrawal specifications were met. The participants could also obtain loans of their vested accrued benefit, subject to certain limitations described in the governing document (the Plan Document). The federal and state income taxes of the participant were deferred (except in the case of Roth deferrals) on the contributions until the funds were withdrawn from the Plan.

Forfeitures

Upon termination of employment, participants forfeit their non-vested balances. Forfeited amounts were used to reduce Company contributions. As of December 28, 2022 and December 31, 2021, forfeited non-vested account balances totaled $0 and $4,014, respectively. In 2022 and 2021, employer contributions were reduced by $133,642 and $236,363, respectively, from forfeited non-vested accounts.

Participant Loans

The Plan provided for loans to active participants, which were considered a participant-directed investment of his/her account. The loan was a Plan asset, but only the borrowing participant’s account shared in the interest paid on the loan or bore any expense or loss incurred because of the loan. The rate of interest was 2% higher than the Federal Reserve “Bank Prime Loan” rate at the time of the loan. The rate was set the day a loan was approved. Loans merged into the Principal Select Savings Plan have the same terms.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The loan rates were as follows:

Participant Loan Dates	Rates
January 1, 2013 to December 16, 2015	5.25%
December 17, 2015 to December 14, 2016	5.50%
December 15, 2016 to March 21, 2017	5.75%
March 22, 2017 to June 20, 2017	6.00%
June 21, 2017 to December 19, 2017	6.25%
December 20, 2017 to March 27, 2018	6.50%
March 28, 2018 to June 19, 2018	6.75%
June 20, 2018 to October 2, 2018	7.00%
October 3, 2018 to December 25, 2018	7.25%
December 26, 2018 to August 6, 2019	7.50%
August 7, 2019 to September 24, 2019	7.25%
September 25, 2019 to November 5, 2019	7.00%
November 6, 2019 to March 3, 2020	6.75%
March 4, 2020 to March 10, 2020	6.68%
March 11, 2020 to March 17, 2020	6.25%
March 18, 2020 to March 24, 2020	5.82%
March 25, 2020 to March 22, 2022	5.25%
March 23, 2022 to May 10, 2022	5.50%
May 11, 2022 to June 21, 2022	6.00%
June 22, 2022 to August 2, 2022	6.75%
August 3, 2022 to September 27, 2022	7.50%
September 28, 2022 to November 8, 2022	8.25%
November 9, 2022 to December 20, 2022	9.00%
December 21, 2022 to December 28, 2022	9.50%

Plan Termination

The Company had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants would become fully vested in their accounts.

In December 2022, the Plan was merged with the Principal Select Savings Plan for Employees. The combined plan is named the Principal Select Savings Plan. Due to the plan merger, vesting was not impacted.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the IRS) dated October 12, 2017, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust was exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan and the Trust were required to operate in conformity with the terms of the Plan Document and the Code to maintain the tax-exempt status of the Trust. BPAC and the Company believe the Plan was being operated in compliance with the applicable requirements of the Code and therefore, believe the related Trust was tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. BPAC relies on the representations of the corporate tax department regarding the tax positions taken by the Plan and has concluded that as of December 28, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account)

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

•	Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets. The Plan’s Level 1 assets include the Principal Financial Group, Inc. ESOP and the SDBA.

•	Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. The Plan’s Level 2 assets include separate accounts and CITs and are reflected at the net asset value (NAV).

•	Level 3 – Fair values are based on significant unobservable inputs for the asset. The Plan’s Level 3 assets include the deferred income annuity and guaranteed interest accounts.

There were no transfers between levels during 2022 and 2021.

Determination of Fair Value

The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions based on the fair value information of financial instruments presented below.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. There were no significant changes to the valuation processes during 2022 or 2021.

The unallocated investment options consist of a deferred income annuity, guaranteed interest accounts under a guaranteed benefit policy (as defined in section 401(b) of ERISA), and separate accounts (as defined in ERISA section 3(17)) of Principal Life. The deferred income annuity and guaranteed interest accounts are reported at fair value while the separate accounts are reported at NAV as determined by Principal Life. These unallocated investment options are non-benefit-responsive.

Deferred Income Annuity

The deferred income annuity cannot be sold to a third party; thus, the only option to exit the deferred income annuity is to withdraw or transfer the funds. The fair value for each deferred income annuity surrendered within 90 days from the date of the purchase is the purchase amount of the surrendered portion. The fair value for each deferred income annuity surrendered more than 90 days after the date of the purchase is the lesser of the guaranteed income balance or the commuted value associated with the surrendered portion of the deferred income annuity. The fair value will never be greater than and may be less than the guaranteed income balance associated with the surrendered portion of the deferred income annuity. The fair value of the deferred income annuity is reflected in Level 3.

Guaranteed Interest Accounts

The guaranteed interest accounts cannot be sold to a third party; thus, the only option to exit the guaranteed interest accounts is to withdraw or transfer the funds prior to maturity for an event other than death, disability, termination, or retirement. The fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay Plan benefits and Principal Life’s administrative expenses. The fair value of the guaranteed interest accounts is reflected in Level 3.

Separate Accounts

Separate accounts are designed to deliver safety and stability by preserving principal and accumulating earnings. The separate account assets include, but are not limited to, contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed income securities that are slightly below investment grade, all of which are valued at fair value. The NAV of each of the separate accounts is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the separate account, which is not publicly quoted. The fair value of the underlying mutual funds and equity securities are based on quoted prices of identical assets. The fair value of the underlying fixed income securities are based on third-party pricing vendors that utilize observable market information. The fair value of all separate accounts is reflected in Level 2.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

One separate account invests in real estate, for which the fair value of the underlying real estate is based on unobservable inputs and used to determine the NAV of the separate account. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates, and discount rates. In addition, each property is appraised annually by an independent appraiser.

Principal Financial Group, Inc. ESOP

The ESOP is reported at fair value based on the quoted closing market price of PFG’s stock on the last business day of the Plan year and is reflected in Level 1.

Collective Investment Trusts

The CITs invest in growth and value stocks of small, medium and large market capitalization companies, fixed-income securities, domestic and foreign securities, securities denominated in foreign currencies, investment companies (including index funds), securitized products, U.S. government and U.S. government-sponsored securities and derivatives. The NAV of the CITs is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the CITs. The CITs are reflected in Level 2.

Self-Directed Brokerage Account

Plan participants have access to a limited number of mutual funds through the SDBA. The SDBA is reflected in Level 1.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below. There were no investments held by the Plan as of December 28, 2022.

	As of December 31, 2021
	Assets
	measured
	at fair	Fair Value Hierarchy Level
	value	Level 1	Level 2	Level 3
Assets
Deferred income annuity	$453,365	$—	$—	$453,365
Guaranteed interest accounts	874,999	—	—	874,999
Separate accounts	217,443,584	—	217,443,584	—
Principal Financial Group, Inc. ESOP	23,375,693	23,375,693	—	—
Collective investment trusts	37,572,461	—	37,572,461	—
Self-directed brokerage account	1,313,383	1,313,383	—	—
Total invested assets, excluding Plan interest in Master Trust Investment Account	$281,033,485	$24,689,076	$255,016,045	$1,328,364

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from January 1, 2022 to December 28, 2022 and for the year ended December 31, 2021, was as follows:

							Changes in
	For the period from January 1, 2022 to December 28, 2022						Unrealized
	Beginning						Gains (Losses)
	Asset					Ending Asset	Included in Changes
	Balance					Balance	in Net Assets
	as of				Transfers	as of	Available for
	January 1,				In (Out) of	December 28,	Benefits Relating to
	2022	Interest*	Purchases**	Sales**	Level 3	2022	Positions Still Held
Assets
Deferred income annuity	$453,365	$22,410	$63,167	$(538,942)	$—	$—	$—
Guaranteed interest accounts	874,999	21,257	178,545	(1,074,801)	—	—	—
Total	$1,328,364	$43,667	$241,712	$(1,613,743)	$—	$—	$—

							Changes in
	For the year ended December 31, 2021						Unrealized
	Beginning						Gains (Losses)
	Asset					Ending Asset	Included in Changes
	Balance					Balance	in Net Assets
	as of				Transfers	as of	Available for
	January 1,				In (Out) of	December 31,	Benefits Relating to
	2021	Interest*	Purchases**	Sales**	Level 3	2021	Positions Still Held
Assets
Deferred income annuity	$383,690	$(18,443)	$92,378	$(4,260)	$—	$453,365	$(18,443)
Guaranteed interest accounts	1,132,291	4,695	157,538	(419,525)	—	874,999	(7,329)
Total	$1,515,981	$(13,748)	$249,916	$(423,785)	$—	$1,328,364	$(25,772)

*	Includes interest and unrealized gains or losses.

**	Includes contributions, transfers to and from affiliated and unaffiliated plans, transfers to other investments via participant election, benefits paid to participants, and administrative expenses.

Quantitative Information about Level 3 Fair Value Measurements

The following table provides quantitative information about the significant unobservable inputs used for recurring fair value measurements categorized within Level 3. There were no Level 3 investments held by the Plan as of December 28, 2022.

	As of December 31, 2021
	Assets
	measured	Valuation	Unobservable	Input/range	Weighted
	at fair value	technique	input description	of inputs	average
Assets
Deferred income annuity	$453,365	Discounted cash flow	Long duration interest rate	2.01% ̶ 4.19%	3.08%
			Mortality rate	See note (1)

Guaranteed interest accounts	874,999	See note (2)	Interest rate on account	0.04% ̶ 2.19%	1.37%
			Applicable interest rate	0.88% ̶ 1.85%	1.03%
			Maturity date	12/31/2021 ̶ 12/31/2027

(1)	This input is based on an industry mortality table and a range does not provide a meaningful presentation.

(2)	If the applicable interest rate is equal to or less than the interest rate on the account, the fair market value is equal to the contract value. If the applicable interest rate is greater than the interest rate on the account, the fair market value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date.

5. Interest in Master Trust Investment Account

A portion of the Plan’s investments were in the Principal Select Stable Value Separate Account (PSSVSA), which is reported as a Master Trust Investment Account (MTIA). The MTIA was established for the investment of assets of The Principal Select Savings Plan for Employees and The Principal Select Savings Plan for Individual Field (the Plans). The Plans gain access to the PSSVSA through a group annuity contract (Contract) issued by Principal Life. Each participating plan has an undivided interest in the PSSVSA. The PSSVSA is an insurance company separate account that invests in Morley Stable Income Bond Funds (Bond Funds) and the Principal Liquid Asset Separate Account (PLASA). The Bond Funds are collective investment trusts that invest in investment-grade fixed income securities. The Bond Funds are maintained by PGITC. The PLASA is a separate account that invests in high quality short term instruments. The PSSVSA is valued at contract value as reported to the Plans by Principal Life.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Interest in Master Trust Investment Account (continued)

As of December 28, 2022, the Plan no longer held an interest in the MTIA as a result of the merger. As of December 31, 2021, the Plan’s interest in the net assets of the MTIA was approximately 11%. Investment income and administrative expenses are allocated to the individual plans based upon each plan’s interest in the MTIA.

The Contract provided a crediting rate that amortizes portfolio gains and losses over time and accounts for benefit payments to the Plans’ participants at the contract value. Under the Contract, Principal Life agrees to pay any deficiency if the investments in the PSSVSA have been exhausted for benefit payments and the contract value is greater than zero. The objective of the PSSVSA is to preserve capital, credit relatively stable returns consistent with its comparatively low risk profile, and provide liquidity for benefit-responsive payments. The crediting interest rate is based on a formula agreed upon with Principal Life, but it may not be less than 0%. Such interest rates are reviewed on a monthly basis for resetting.

Certain events limit the ability of the Plans to transact at contract value with Principal Life when material event withdrawals are made, including (1) certain events that result in the termination of employment of a group of participants (including through layoffs or early retirement incentive programs instituted by the Company) representing 25% or more of the Plan Members in any calendar year, (2) a certain spin-off or sale of the Company’s business entity or location that affect more than 25% of the Plan Members, (3) certain adoptions of amendments to one of the plans, any change in practice, or any change in participant withdrawal rights under one of the plans. The Plans do not believe that the occurrence of any such material event is probable.

As required by Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present the fair value of investments, excluding the fully benefit-responsive investment contract which is presented at contract value. The Statement of Changes in Net Assets Available for Benefits was prepared on a contract value basis.

The net assets, including investments, of the MTIA was as follows:

	December 31, 2021
	MTIA	Plan interest in the MTIA
PLASA	$5,901,059	$642,219
Bond Funds	210,043,161	22,859,222
Total assets	215,944,220	23,501,441
Payables	(10,001)	(1,088)
Total net assets at contract value	$215,934,219	$23,500,353

Investment income for the MTIA was as follows:

	For the period from January 1, 2022
	to December 28, 2022
	MTIA	Plan interest in the MTIA
Interest income	$3,774,025	$399,692
Expenses	(344,838)	(39,227)
Total investment income	$3,429,187	$360,465

6. Related Party Transactions

In addition to the transactions with parties in interest discussed herein, Principal Life provided recordkeeping services to the Plan and received fees. There was a fee charged by Principal Life for the guarantee it provided for participant balances that allowed participants to transact at contract value for the PSSVSA. Fees were paid by Plan participants. The Company may pay other Plan expenses from time to time. During the period ended December 28, 2022, the ESOP received $748,985 in dividends from PFG.

These transactions are exempt from the prohibited transactions rules of ERISA.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

7. Form 5500

The following table reconciles net assets available for benefits per the Statements of Net Assets Available for Benefits to the Form 5500:

	December 31,	December 31,
	2022	2021
Net assets available for benefits per the Statements of Net Assets
Available for Benefits	$-	$306,001,463
Contribution receivable	-	361,902
Adjustments from contract value to fair value for fully benefit-responsive investment contract	-	69,619
Net assets available for benefits per the Form 5500	$-	$306,432,984

The following table reconciles the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

For the period from
January 1, 2022 to
December 28, 2022
Net change from contract value to fair value for fully benefit-responsive investment contracts	$(69,619)
MTIA investment income	360,465
Net investment gain from MTIA per the Form 5500	$290,846

GAAP requires that the Plan reports interest in fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 26, 2023	By	/s/ Joseph W. McCarty
Joseph W. McCarty
Committee Member

Exhibit Index

The following exhibit is filed herewith:

Page
23 Consent of Ernst & Young LLP	1